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SEC FILE NUMBER
8-70927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAG CAPITAL PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

275 Madison Avenue, 30th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Nigro	917-509-0071	snigro@tagfingroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10-16-2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Nigro _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TAG CAPITAL PARTNERS LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Steven Nigro _____

Digitally signed by Steven Nigro
Date: 2026.03.24 17:00:03 -04'00'

Title:

Chief Executive Officer _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TAG CAPITAL PARTNERS LLC
(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Statement of Financial Condition

December 31, 2025

.

TAG CAPITAL PARTNERS LLC

(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Table of Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Management and Sole Member
TAG Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TAG Capital Partners LLC (the Company) as of December 31, 2025, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 24, 2026

TAG Capital Partners LLC

(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash and cash equivalents	$	1,902,039
Fee receivable		1,377,750
Other assets		23,859
TOTAL ASSETS		3,303,648

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Parent Company	$	591,838
Accounts payable and accrued expenses		227,907
TOTAL LIABILITIES		819,745
MEMBER'S EQUITY		2,483,903
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,303,648

See Notes to Financial Statement

1. **Nature of Business** TAG Capital Partners LLC also doing business as TAG Capital Partners ("TCAP" or the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and was approved on December 27, 2022 as a member of the Financial Industry Regulatory Authority ("FINRA"). TCAP was organized as a New York limited liability company on January 6, 2022, and commenced its operations in January 2023. TCAP is a subsidiary of TAG Financial Institutions Group, LLC ("TFIG" or the "Parent Company") and together TFIG and TCAP provide financial advisory services with respect to mergers and acquisitions, divestitures, restructurings, spin-offs and risk management. All securities related business of TFIG are transacted through TCAP. The liability of the Parent Company for the losses, debts, and obligations of the Company is limited to its capital contribution.

2. **Significant Accounting Policies**

   Basis of Accounting: The accompanying financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Cash and Cash Equivalents: The Company considers all highly liquid debt instruments, such as Treasury Bills purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents held at December 31, 2025.

   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

   Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

   Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

   Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

   The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based

on market data obtained from sources independent of the reporting entity. The Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2025; therefore, the fair value hierarchy tables are not presented.

Revenue Recognition: The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

The Company provides a comprehensive range of strategic and financial advisory services with respect to mergers and acquisitions, divestitures and restructurings. The Company's performance obligation to the customer is considered completed on the closing date of the transaction.

The Company also provides advisory services in raising capital through private placements. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The Company also earns trailing fees on these contracts that vary based on the specific performance measures as defined in an engagement agreement. Due to the uncertainty associated with satisfaction of performance measures, the Company recognizes revenue on these trailing fees when payment is received or reasonably assured. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying statement of financial condition. The Company had no recorded contract liabilities as of December 31, 2025.

Measurement of Credit Losses: In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses (Topic 326). The main objective of Topic 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaced the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses.

Use of Estimates: The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash and cash equivalents in one bank offering protection for cash by the Federal Depository Insurance

Company ("FDIC") up to $250,000. At times, the balances maintained in banks exceed federally insured limits. . At December 31, 2025, such excess in bank accounts amounted to $1,652,039. Additionally, treasury bills held during the year are not covered by FDIC insurance.

The Company works on a success basis on a range of transactions sizes. Due to the complexity of the transactions, the certainty of their closing cannot always be assured.

Income Taxes: The Company is treated as a disregarded entity for tax reporting purposes. The Parent Company is taxed on the Company's taxable income or loss. Similar provisions apply for Federal, state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

The Company is in accordance with the terms of FASB Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"), which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2025, and does not expect any material adjustments to be made. The Parent Company is no longer subject to US Federal and state income tax examinations for the years prior to 2022.

3. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including providing financial advisory services with respect to mergers and acquisitions, divestitures, restructurings, spin-offs and risk management. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,082,294 which was $1,027,643 in excess of required minimum net capital of $54,652. The Company's ratio of aggregate indebtedness was 75.7%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to mergers and acquisition advisory services and private

placements.

5.   **Related Party Transactions**

The Company is wholly owned by TFIG. The Company has an agreement with TFIG whereby expenses incurred by the Parent Company on behalf of the Company are paid back monthly. There are also overhead expenses allocated from TFIG back to the Company based on an allocation percentage agreed upon in an Expense Sharing Agreement. The Company had a payable due to Parent Company of $591,838 at December 31, 2025. During 2025, TFIG paid on behalf of the Company allocated applicable compensation expense and related costs for investment banking registered representatives of the Company who participated as co-advisors on the Company's transactions.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

6.   **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2026, and March 24, 2026, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. On February 5, 2026, the Company distributed excess profits of $1,000,000 to TFIG.